CHINA FIRE & SECURITY GROUP, INC.
B-2508 TYG Center, C2, Dongsanhuanbeilu,
Chaoyang District, Beijing 100027,
People’s Republic of China

October 19, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington D.C. 20549
United States of America

Attention: Mr. Terrence O’Brien

RE:	China Fire & Security Group, Inc.
Annual Report on Form 10-K for the Fiscal Year ended December 31 2008
Filed March 16, 2009
File No. 1-33588

Dear Mr. O’Brien :

On behalf of China Fire & Security Group, Inc. (“CFSG”), we hereby submit this response letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff's letter dated October 9, 2009, with respect to our above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“Form-10K”).

For the convenience of the Staff, each of the Staff’s comments is set out immediately preceding the corresponding response.

We understand and agree that:

●	CFSG is responsible for the adequacy and accuracy of the disclosure in the filings

●	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

●	CFSG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

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Form 10-K for the year ended December 31, 2008

Appendix A

Cautionary Statement Regarding Future Results, Forward-looking Information and Certain Important Risk Factors, page 13

1.
Refer to prior comment 2. We note the statement “Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations” As noted previously, since CFSG is required to disclose all the risks that it believes are material at this time, please remove the statement in future filings.

Response: Please be advised that we will remove the statement “Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.”

Item 9A. Controls and Procedures, page 36

2.
We have read your response to comment 9 and note the revised proposed disclosure you intend to include under Item 9A(c) regarding the changes that will be necessary to improve your internal control over the financial reporting. Please confirm our understanding that your amendment to the Form 10-K will include a revised audit report in which your auditors will disclaim an opinion on this additional information which is outside of Item 308(a) of Regulation S-K.

Response:  Please be advised that we confirm with our auditor that the revised audit report is not deemed necessary to be included in the amendment to the Form 10-K as our management report under 9A(a) and (b) does not include additional information which is outside of Item 308(a) of Regulation S-K.

3.
We also note the last sentence of the proposed disclosure under this Item 9A(c) states “We anticipate the remedial actions described above will strengthen the Company’s internal control over financial reporting, and will address the related material’s weakness that management identified at December 31, 2009.” We assume you intended to refer to December 31, 2008. Please make sure your amendment refers to the correct date.

Response: Please be advised that the amendment to the Form 10-K will refer to December 31, 2008.

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How Executive Compensation Is Determined, page 43

4.
Refer to prior comments 11 and 13. Disclosure states that bonuses of Messer. Brian Lin and Xiaoyuan Yuan will be paid in full if CFSG’s actual financial results “meet of beat” the financial guidance approved by the board of directors. Specify and quantify the financial guidance approved by the board of directors and the corresponding actual financial results achieved.

Response:  The financial guidance was determined based on the condition of industry and industry trend in the fire protection market and the historical financial performance of the Company. The financial guidance approved by the board of directors in fiscal year 2008 was $60.7 million in revenue and $21.8 million in net income, representing 30% growth compared to the results in fiscal year 2007. The actual financial results in 2008 were $69.1 million in revenue and $24.7 million in net income, which surpassed the financial guidance. Consequently, the bonuses to Mr. Brian Lin and Mr. Xiaoyuan Yuan were fully paid in fiscal year 2008.

5.
Refer to comment 12. Disclosure states that the actual compensation in 2008 for Messer. Brian Lin and Xiaoyuan Yuan fell “within the targeted parameters”. Clarify how CFSG’s pay targets for 2008 compare to those of the comparison group, and specify where the actual compensation in 2008 fell within the targeted parameters.

Response:  The Compensation Committee collected the executive compensation information of the following companies (“Comparison Group”) during the course of discussing and finalizing the compensation for our executives.

		Fiscal Year 2007
		Salary	Option	Total
1	China Security & Surveillance (CSR)
	CEO	40,840	206,304	247,144
	CFO	153,594	206,304	359,898

2	China Information Security Technology, Inc. (CPBY)
	CEO	45,949	369,000	414,949
	CFO	60,360	-	60,360

3	COGO Group, Inc. (COGO)
	CEO	30,776	271,339	302,115
	CFO	125,000	752,994	877,994

4	Harbin Electric, Inc. (HRBN)
	CEO	23,715	47,784	71,499
	CFO	14,229	31,856	46,085

5	Shengdatech, Inc. (SDTH)
	CEO	300,000	-	300,000
	CFO	100,000	-	100,000

6	Wonder Auto Technology, Inc. (WATG)
	CEO	90,000	-	90,000
	CFO	60,000	-	60,000

		Highest	Lowest
	CEO	414,949	71,499
	CFO	877,994	46,085

The target parameters for Mr. Mr. Brian Lin’s and Mr. Xiaoyuan Yuan’s compensations in fiscal year 2008 was determined based on the range of compensations for the above Comparison Group. The actual compensation for Mr. Brian Lin in fiscal year 2008 was $124,200, which fell into the targeted parameters of $71,499 to $414,949 for CEOs. The actual compensation for Mr. Robert Yuan in fiscal year 2008 was $49,900, which all fell into the targeted parameters of from $46,085 to $877,944 for CFOs.

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Exhibits:

6.	Include the Section 1350 certifications as required by Item 601(b)(32) of Regulation S-K.

Response: Please be advised that we will include the Section 1350 certifications as required by Item 601(b)(32) of Regulation S-K in the Exhibits to the amendment to Form 10-K.

Exhibit 31.1 and 31.2 :

7.	Refer to prior comment 20. Specify in paragraph 1 that this is amendment 1 to the annual report on Form 10-K of CFSG.

Response:  Please be advised that we will specify in paragraph 1 that this is amendment number 1 to the annual report on Form 10-K.

8.	Refer to prior comment 20. As noted previously, paragraph (1) of the certifications adds the phrase “for the fiscal year ended December 31, 2008.” Please delete the phrase.

Response:  Please be advised that we will delete the phrase “for the fiscal year ended December 31, 2008.”

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com

Sincerely,

CHINA FIRE & SECURITY GROUP, INC.

Date: October 19, 2009	By:	/s/ Xiaoyuan Yuan
Name: Xiaoyuan Yuan
Title: Principal Accounting Officer and Principal Financial Officer

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